Page 1 of 5

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549
______________________

SCHEDULE 13G
under the Securities Exchange Act of 1934
(Amendment No.  )
______________________

Shared Technologies, Inc.
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class
of Securities)

819488206
(CUSIP Number of Class
of Securities)
______________________

Check the following box if a fee is being paid with the statement X. (A fee is not required only if the filing person:
(1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class). (See Rule 13d-7.)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).














                                                      Page 2 of 5


1.   Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person

               Zesiger Capital Group LLC
               Tax Id. No. 13-3813880


2.   Check the Appropriate Box if a Member of a Group*

                                                  (a)     N/A

                                                  (b)

3.   SEC Use Only



4.   Citizenship or Place of Organization

          New York, New York


Number         5.   Sole Voting Power                  1,180,825
of
Shares         6.   Shared Voting Power
Beneficially
Owned by Each                 N/A
Reporting
Person With
               7.   Sole Dispositive Power             1,792,325

               8.   Shared Dispositive Power

                              N/A


9.   Aggregate Amount Beneficially Owned by Each Reporting Person

     1,792,325

10.  Check Box if the Aggregate Amount in Row (11) Excludes
     Certain Shares*

     N/A

11.  Percent of Class Represented by Amount in Row (11)

     23.1%

12.  Type of Reporting Person*

     Investment Adviser (IA)
                                                      Page 3 of 5

Item 1.

          (a)  Shared Technologies, Inc.

          (b)  100 Great Meadow Road
               Suite 104
               Wethersfield, CT 06109

Item 2.

          (a)  Zesiger Capital Group LLC

          (b)  320 Park Avenue, 30th Floor, New York, New York
               10022

          (c)  New York

          (d)  Common Stock

          (e)  819488206

Item 3. If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b), check whether the person fiing is a:

               (a)       Broker or Dealer registered under
                         Section 15 of the Act

               (b)       Bank as defined in section 3(a)(6) of
                         the Act

               (c)       Insurance Company as defined in section
                         3(a)(19) of the Act

               (d)       Investment Company registered under
                         section 8 of the Investment Company Act

               (e)  X    Investment Adviser registered under
                         section 203 of the Investment Advisors
                         Act of 1940

               (f) Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee Retirement Income Security Act of 1974 or Endowment Fund; see Sec. 240.13d-1(b)(1)(ii)(F)

               (g)       Parent Holding Company, in accordance
                         with Sec. 240.13d-1(b)(1)(ii)(G) (Note:
                         See Item 7)






                                                      Page 4 of 5

               (h)       Group, in accordance with Sec. 240.13d-
                         1(b)(1)(ii)(H)


Item 4.   Ownership

          (a)  1,792,325

          (b)  23.1%

          (c)
               (i)       1,180,825
               (ii)      N/A
               (iii)     1,792,325
               (iv)      N/A

Item 5.   Ownership of Five Percent or Les of a Class

          N/A

Item 6.   Ownership of More than Five Percent on Behalf of
          Another Person.

          Clients for whom Zesiger Capital Group LLC acts as an investment adviser may withdraw dividends or the proceeds of sales from the accounts managed by Zesiger
          Capital Group. No single client account owns more than 5% of the class of securities.

Item 7.   Identification and Classification of the Subsidiary
          Which Acquired the Security Being Reported on By the
          Parent Holding Company

          N/A

Item 8.   Identification and Classification of Members of the
          Group

          N/A

Item 9.   Notice of Dissolution of the Group

          N/A










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                            SIGNATURE


          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                                 November 8, 1995



                                            /s/ Barrie R. Zesiger
                                                  Signature


           Barrie R. Zesiger - Managing Director - Administration
                                                  Name/Title

































               [PROSKAUER ROSE GOETZ & MENDELSOHN]

                         (212) 969-3333

                      November 9, 1995


BY EDGAR

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C.  20549

          Re:  Zesiger Capital Group LLC
               Schedule 13G

Dear Commissioners:

          We hereby electronically transmit for filing
Schedule 13G for the above-mentioned company.

                         Respectfully submitted,


                         /s/ Gail Sanger

                         Gail Sanger